                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


(Mark One)

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2000

                                       OR

          [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______


Commission file number:  1-5418


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                SUPERVALU INC.
                            11840 Valley View Road
                        Eden Prairie, Minnesota  55344

                       FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of SUPERVALU Pre-Tax Savings and Profit Sharing Plan are included herein:

1.   Independent Auditors' Report of KPMG LLP dated August 11, 2000.

2. Statements of Net Assets Available for Plan Benefits February 29, 2000 and February 28, 1999.

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended February 29, 2000 and February 28, 1998.

4. Notes to Financial Statements for the Years Ended February 29, 2000 and February 28 1999.

5.   Independent Auditors' Consent of KPMG LLP.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 SUPERVALU PRE-TAX SAVINGS AND
                                 PROFIT SHARING PLAN

DATE: August 24, 2000            By: SUPERVALU INC., the plan administrator



                                    By:/s/ Pamela K. Knous
                                       ------------------------------
                                       Pamela K. Knous
                                       Executive Vice President and
                                       Chief Financial Officer

               SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

                               Table of Contents

                                                                      Page
Independent Auditors' Report                                            1

Statements of Net Assets Available for Plan Benefits                    2

Statements of Changes in Net Assets Available for Plan Benefits         3

Notes to Financial Statements                                           4

                         Independent Auditors' Report

  Administrative Committee
  SUPERVALU INC.
  Eden Prairie, Minnesota:

  We have audited the accompanying statements of net assets available for plan benefits of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) as of February 29, 2000 and February 28, 1999, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of February 29, 2000 and February 28, 1999, and the changes in net assets available for plan benefits for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.


  /s/ KPMG LLP

  August 11, 2000

               SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

             Statements of Net Assets Available for Plan Benefits

                    February 29, 2000 and February 28, 1999


                                                                                        February 29,      February 28,
                                                                                           2000              1999
                                                                                        ------------      ------------
Assets:
    Investments in SUPERVALU INC. 401(k) Master
      Trust, at fair value                                                             $ 435,131,367       381,926,749

    Contributions receivable from employees                                                       --           795,955
    Contributions receivable from employer                                                 8,459,210         5,546,263
                                                                                        ------------      ------------
Liabilities:
    Expenses payable                                                                         (99,219)         (318,709)
                                                                                        ------------      ------------

             Net assets available for plan benefits                                    $ 443,491,358       387,950,258
                                                                                        ============      ============

See accompanying notes to financial statements.

               SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

          Fiscal years ended February 29, 2000 and February 28, 1999



                                                                                       February 29,      February 28,
                                                                                           2000              1999
                                                                                       ------------      ------------
Additions:
    Investment income from SUPERVALU INC. 401(k) Master Trust:
      Interest and dividends                                                          $   3,268,032         3,694,970
      Net appreciation in fair market value of investments                               33,980,067        27,422,624
                                                                                       ------------      ------------

                                                                                         37,248,099        31,117,594
                                                                                       ------------      ------------

    Contributions:
      Employer                                                                           11,944,459         8,848,389
      Participants'                                                                      29,459,192        27,063,264
                                                                                       ------------      ------------

                                                                                         41,403,651        35,911,653
                                                                                       ------------      ------------

             Total additions                                                             78,651,750        67,029,247

Deductions:
    Distributions to participants                                                       (38,513,422)      (23,521,521)
    Administrative expenses                                                              (2,045,659)       (1,420,424)
                                                                                       ------------      ------------

             Total deductions                                                           (40,559,081)      (24,941,945)

Transfers from other plans                                                               18,091,188                --

Transfers (to) from other plans within the Master Trust                                    (642,757)        8,296,490
                                                                                       ------------      ------------

             Net increase                                                                55,541,100        50,383,792

Net assets available for plan benefits:
    Beginning of year                                                                   387,950,258       337,566,466
                                                                                       ------------      ------------

    End of year                                                                       $ 443,491,358       387,950,258
                                                                                       ============      ============


See accompanying notes to financial statements.

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999



(1)  The Plan

     The following description of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution profit sharing plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan was established for employees of SUPERVALU INC. and certain subsidiaries (SUPERVALU). For fiscal year 1999, all nonunion employees, unless such union agreement specifically provides for their inclusion in the Plan, age 21 or older who have completed one year of service with SUPERVALU with at least 1,000 hours in each year may participate. Eligible employees can enroll in the Plan on the next enrollment date. Effective March 1, 1999, plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. In addition, employees are automatically enrolled in the plan after satisfying the eligibility rules unless the participant specifically notifies SUPERVALU.

     The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 15% of their recognized compensation to the Plan. Employee contributions are limited by Internal Revenue Service limitations of $10,000 in fiscal 2000 and 1999. Participant contributions up to 5% of their recognized compensation are matched at a rate of 20% by SUPERVALU. An additional discretionary matching contribution of up to 5% of a participant's contribution may be made by SUPERVALU depending upon the performance of each profit center. Except in the case of death, disability or retirement after the age of 62, the additional matching is earned by any participant having worked 1,000 hours during the plan year and employed on the last day of the plan year.

     All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years. Forfeitures of nonvested amounts shall be used to pay Plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Participant and employer matching contributions may be directed into one or more of the five funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust) for fiscal year 1999: (a) the SUPERVALU INC. Fixed Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, (d) the Wedge Small Cap Fund and (e) the SUPERVALU Common Stock Fund. Effective March 1, 1999, two additional funds were added as options to participants. The two additional funds are the Roxbury Mid Cap Equity Fund and the Nicholas Applegate International Equity Fund.

     Effective March 1999 and May 1999, respectively, SUPERVALU merged the Hyper Shoppes, Inc. Savings Trust Plan (Hyper Shoppes) and the Foodland Distributors Future Plus Plan (Foodland) into the Plan. Transfers from other plans of $18,091,188 included conversions of $14,351,708 and $3,739,480 for the Hyper Shoppes and Foodland plans, respectively.

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


     Effective December 1, 1998, the accounts of participants who had previously transferred among plans within the 401(k) Master Trust were consolidated, resulting in each participant having only one account within the Master Trust. Transfers (to) from other plans within the Master Trust of $(642,757) and $8,296,490 in fiscal years 2000 and 1999, respectively, reflect the net result of these participant plan transfers.

     Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

     Benefits under the Plan are payable in lump sum.

     Participants currently employed by SUPERVALU can withdraw their employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

     Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 8.75% to 10.00%.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The financial statements of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) are presented on the accrual basis of accounting.

     (b)  Investments

          Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee.

          Purchases and sales of securities are recorded on a trade-date basis.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


     (d)  Expenses

          The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that SUPERVALU, in its discretion, directly pays the expenses.

(3)  Trustee

     Bankers Trust Company (the Trustee) has been appointed as Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 30 days' written notice to the Administrative Committee. The Committee may remove the Trustee at any time by giving 30 days' written notice of such action to the Trustee.

(4)  Investments

     Under the terms of the trust agreement, the Trustee manages investments on behalf of the plans. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

     The 401(k) Master Trust also administers the SUPERVALU Retail Employees' 401(k) Plan, SUPERVALU Wholesale Employees' 401(k) Plan, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees, the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan, and the SUPERVALU Pittsburgh Division Profit Sharing Plan. On February 1, 2000, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees merged into the SUPERVALU Wholesale Employees' 401(k) Plan. Also on February 1, 2000, the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan merged into the SUPERVALU Retail Employees' 401(k) Plan.

     The Trustee allocates interest and investment income and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The plans' assets are invested in the SUPERVALU INC. Fixed Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund and the SUPERVALU Common Stock Fund. The trustee also maintains a Short-Term Investment Fund, which is utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with Department of Labor regulations.

     The Plan record keeper (Hewitt Associates LLC) allocates interest and investment income, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the record keeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


     Fair values of investments in the 401(k) Master Trust are as follows:

                                                                              February 29,       February 28,
                                                                                  2000               1999
                                                                             ----------------   ----------------
Investments at fair value:
    Collective investment fund held by:
      SUPERVALU INC. Fixed Fund                                              $   154,108,534        151,850,543
      Equity Index Fund (BT Pyramid Equity Index Fund)                           216,357,672        220,402,391
      Brinson Global equity Fund                                                  12,059,937         15,578,580
      Wedge Small Cap Fund (BT Pyramid Russell 2000 Fund)                            779,076            481,962
      Roxbury Mid Cap Equity Fund                                                  1,308,973                 --
      Nicholas Applegate International Equity Fund                                36,144,020                 --
      SUPERVALU Common Stock Fund                                                    813,509            827,811

    Common stock held by:
      Wedge Small Cap Fund                                                        23,332,609         25,510,678
      Roxbury Mid Cap Equity Fund                                                 23,310,628                 --
      SUPERVALU Common Stock Fund                                                 23,584,877         23,961,328

    Cash and cash equivalents                                                        547,254            330,965
    Accrued income                                                                   240,375          1,918,371
    Due from (to) broker                                                              77,906         (2,188,734)
    Loans receivable from participants                                            14,505,298         12,247,152
                                                                             ---------------    ---------------

                                                                             $   507,170,668        450,921,047
                                                                             ===============    ===============

Investment income for the 401(k) Master Trust for the fiscal years ended February 29, 2000 and February 28, 1999, is as follows:

                                                          February 29,      February 28,
                                                             2000               1999
                                                        ----------------   ---------------
     Net realized  and  unrealized  appreciation
      (depreciation) in fair value of investments:
        Collective investment funds                     $     42,654,079         36,507,740
        Common stock                                          (1,967,946)        (7,351,854)
                                                        ----------------    ---------------

                                                              40,686,133         29,155,886

     Interest                                                  1,390,999            995,478
     Dividends                                                 2,274,881          2,833,827
                                                        ----------------    ---------------

                                                        $     44,352,013         32,985,191
                                                        ================    ===============

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


     At February 29, 2000 and February 28, 1999, the Plan held 85.8% and 84.7%, respectively, of the total 401(k) Master Trust assets.

(5)  Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                      February 29,       February 28,
                                                                          2000               1999
                                                                 -----------------  -----------------
     Net assets:
       SUPERVALU Common Stock Fund                                $     17,988,949         24,624,793
       Contributions receivable                                          8,459,210          5,443,553
                                                                 -----------------  -----------------

                                                                 $      26,448,159         30,068,346
                                                                 =================  =================

     Change in net assets:
       Contributions                                             $       9,708,948          6,388,829
       Interest and dividends                                              150,350            540,932
       Net appreciation (depreciation)                                  (7,433,362)           827,904
       Distributions to participants                                    (1,775,351)        (1,257,492)
       Administrative expenses                                             (80,235)           (69,519)
       Transfers to participant-directed investments                    (4,190,537)         2,818,936
                                                                 -----------------  -----------------

                                                                 $      (3,620,187)         9,249,590
                                                                 =================  =================

(6)  Federal Income Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service dated June 9, 1998, indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(7)  Party-in-interest Transactions

     The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Internal Revenue Code.

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


(8)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                             February 29,      February 28,
                                                                                 2000              1999
                                                                           --------------     --------------
          Net assets available for benefits per the financial statements   $  443,491,358        387,950,258
          Amounts allocated to withdrawing participants                          (523,148)          (616,771)
                                                                           --------------     --------------

               Net assets available for benefits per Form 5500             $  442,968,210        387,333,487
                                                                           ==============     ==============

     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                                         Fiscal
                                                                                       year ended
                                                                                       February 29,
                                                                                           2000
                                                                                      -------------
     Benefits paid to participants per the financial statements                       $  38,513,422
     Add: Amounts allocated to withdrawing participants at February 29, 2000                523,148
     Less: Amounts allocated to withdrawing participants at February 28, 1999              (616,771)
                                                                                      -------------

             Benefits paid to participants per Form 5500                              $  38,419,799
                                                                                      =============

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 29, 2000 and February 28, 1999, respectively, but not paid as of those dates.
                                      F-9